Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                         For the month of September, 2005
                        Commission File Number: 001-06439


                                SONY CORPORATION
                 (Translation of registrant's name into English)

             7-35 KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO, JAPAN

                    (Address of principal executive offices)

          The registrant files annual reports under cover of Form 20-F.



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

                  Form 20-F  X                   Form 40-F __


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                            SONY CORPORATION
                                                              (Registrant)


                                         By:  /s/  Nobuyuki Oneda
                                                      (Signature)
                                         Nobuyuki Oneda
                                         Executive Vice President and
                                         Chief Financial Officer

Date: September 22, 2005

List of materials

Documents attached hereto:


i) Sony Group Mid-Term Corporate Strategy FY2005-FY2007


                                                    Sony Corporation
                                                    6-7-35 Kitashinagawa
                                                    Shinagawa-ku
                                                    Tokyo 141-0001

                                                    No.05-050E
                                                    September 22, 2005



           Sony Group Mid-Term Corporate Strategy FY2005-FY2007
  Strengthening Group Performance through Revitalization of Electronics


Tokyo, Japan - Sony today announced significant moves to strengthen its competitiveness by focusing on its three core sectors: electronics, games and entertainment. In particular, the company is concentrating on the revitalization of its electronics business through further structural reforms and promotion of a well-defined growth strategy. Our target is for the Sony Group to achieve consolidated sales of over 8 trillion yen and an operating profit margin of 5% (electronics 4%) by the end of fiscal year 2007. (*1)

As a key part of this initiative, we are significantly reorganizing our electronics group to place centralized decision-making authority over key areas under the Electronics CEO. This substantial change abolishes the company system and assures coordination and focus across newly defined business groups. Rigorous horizontal coordination in key areas - product planning, technology, procurement, manufacturing, and sales & marketing - will allow rapid and streamlined decision making across product lines. This will also permit uniform software development that will assure seamless interoperability between our products, eliminate design and product redundancies, and assure decisive and rational R&D planning and spending.

In addition, our structural reforms are expected to achieve a 200 billion yen reduction in costs by the end of fiscal year 2007. This will include rationalizing unprofitable businesses, reducing the number of product models, and consolidating manufacturing sites, leading to a reduction of 10,000 in the global group headcount. We will also review our real estate, stock holdings and certain non-core assets with a view to making disposals amounting to 120 billion yen by the end of fiscal year 2007. Reports on the progress of our structural reforms will be given quarterly.

For our growth strategy in electronics, resources will be focused on HD products, mobile products and the semiconductors/key component devices that can further differentiate Sony's products from the competition. A division to promote the development of Cell processor-related technology, products and applications will be created reporting directly to Sony's CEO.

In addition to our strengthened electronics business, we will leverage all our resources including motion pictures, music, games and our brand recognition to deliver more appealing products and services as the world's leading electronics and entertainment company.

(*1 before restructuring and one time charges)


Details are as follows:

Restructuring the Electronics Organization

As mentioned above, we will abolish the existing company system (known as "Network Companies") and will introduce reorganized operational units called Business Groups, for specific product categories. Corporate Executive Officers will be given clear responsibilities at the Electronics Headquarters level to oversee cross divisional functions relating to product planning, technology, procurement, manufacturing, and sales & marketing and will directly support the Electronics CEO. This significant structural change is designed to eliminate the corporate silos that have prevented us from focusing our vast resources on our most competitive products and to foster coordinated, efficient and rapid decision making.

This new structure will also enable us to prioritize our R&D, putting resources where they will maximize growth and avoid duplication. We will reorganize the current laboratory structure accordingly.

Improving our Profit Structure (Structural Reform)

1. Cost Reductions

Our plan is to cut 200 billion yen in costs by the end of fiscal year 2007. We will achieve this through a reduction in the number of business categories and product models, rationalization of our manufacturing sites, and creation of a more efficient administrative structure by eliminating redundancies and overlap in organization and business processes. Specific elements of the plan are as follows:

- We have identified 15 business categories for which we are implementing plans including downsizing, alliances and disposals.
- We plan to reduce the number of models by 20% compared to fiscal year 2005.
- We plan to reduce the number of manufacturing sites by 11, from 65 to 54.

As a result, we will reduce our global headcount by 10,000 by the end of fiscal year 2007 (headquarters/administrative staff 5000, non-administrative staff 5000; 4000 in Japan, 6000 overseas). These reductions will help streamline our operations and enable us to operate more efficiently.

Estimated charges for these structural reforms are 210 billion yen, and we expect that these charges will be recouped by the end of fiscal year 2008.

2. Sale of Real Estate, Stock and Non-Core Assets

We will review our real estate, stock and certain non-core assets with a view to making disposals amounting to 120 billion yen by the end of fiscal year 2007.

Strengthening our Current Electronics Business

In electronics, televisions, digital imaging, DVD recorders and portable audio will be our focus areas, and we will work to establish leading positions in each market. This will be in tandem with our efforts to strengthen semiconductor and key component device businesses as an engine of differentiation.

In particular, we are concentrating on a turnaround for our television business, by rationalizing manufacturing sites, increasing the ratio of internally sourced components and centralizing engineering functions. The target is to be profitable in television by the second half of fiscal year 2006.

Focusing Resources on Growth Strategy

Resources will be focused on HD products, mobile products and the semiconductors/key component devices that can continue to differentiate those products from the competition.

1. Making the HD World a Major Profit Pillar

Sony is already the world's leading HD company and is uniquely well positioned to enjoy the forthcoming consumer transition to high-definition products. We have a full range of broadcast and consumer hardware products, as well as content assets that lead the industry in HD digitization. Our goal is to make HD World a major integrated profit pillar. Sony has superb high-end HD technological resources such as production equipment as well as the 4K projector which pioneered the era of digital cinema. We will further develop these and apply them to our consumer lineup. Blu-ray disc - the highest capacity next generation optical disc format, supported by many leading companies in every key industry - will also be a dynamic driver of HD business. Starting with the introduction of PLAYSTATION 3, we will launch a range of new Blu-ray disc-related products and HD content throughout fiscal year 2006.

2. Focusing on Intelligent & Interoperable Products

As computing power increases, digital audio and visual consumer electronics are now operating in a networked communications environment. With a radically enhanced CPU at their heart, new applications are now possible. Users will be able to enjoy smart functions that automatically personalize the content on their devices and will also be able to share content with other users on the network. Sony is positioning this as a growth area and will further strengthen our efforts in developing network-enabled products and applications.

3. Strengthening Technology Development

We will focus engineering resources on semiconductors and key component devices essential to adding value to products. Key areas in semiconductors will be games and imaging. In the key component device area, we will develop innovative technologies for system LSIs and next-generation displays, as well as Blu-ray disc-related devices.

-  Creation of Home and Mobile Platforms

We will work to develop a system LSI that can be integrated across a range of home electronics products so that they can handle the rapidly expanding flow of rich HD content.
In tandem, we will also develop a system LSI for mobile products to enhance their performance and lower power consumption. This will result in more efficient engineering solutions and speedier product development.

-  Concentrating Investment on Semiconductors and Key Component Devices

   Blu-ray Disc-Related Devices/Imagers/Cell

We will continue to strengthen our development programs in Blu-ray disc-related devices, such as blue-violet laser diodes that are at the heart of the realization of HD World. CCD and CMOS image sensors, which are already highly competitive, remain a focus for continuing enhancement.

-  Next-Generation Display

Our focus will be self-luminous flat panel Organic Light Emitting Diode
(OLED) displays and we will establish a Display Device Development Group that directly reports to the Electronics CEO to accelerate development.

-  Enhancing Software Development

We will significantly strengthen our software development to assure smooth interoperability and superior user interfaces across the electronics business and in areas such as middleware, applications, codec and DRM. As a first step, we will establish a Technology Development Group. One mission of this group is to effectively utilize our global resources for software development including expanded resources in the U.S. and China.

Group Convergence Strategy

Pursuit of mobile entertainment

We are moving into an era where music, video and games can be distributed on the network and enjoyed on mobile devices. In this environment, Sony will work to regain its position of leadership in portable audio and establish a strong position in the rapidly developing portable video market. Our goal is to develop products and services that enable consumers to enjoy entertainment content "on the go."

Establishment of Cell Development Center

Broadband infrastructure is rapidly expanding and the Cell processor, with its advanced functionality and compatibility across a range of products and applications, will be the key component device. Sony will establish the Cell Development Center under the direct supervision of Sony's CEO to promote development of Cell-based technology, products and applications.

Group Strategy by Individual Sector

Games

The first priority is the successful introduction of PLAYSTATION 3 next spring, an event that will strengthen the entire Sony Group and further grow the market for computer entertainment. The ratio of internally-sourced games software will be increased and links with electronics and entertainment expanded. PlayStation Portable's market position will be solidified and its functions will be enhanced.

Entertainment

Motion Pictures: Sony Pictures Entertainment (SPE) has a broad and diverse set of profit centers including theatrical releases, television licensing and DVD sales. With the industry's largest library of digitized content, SPE will strive to continue its pattern of stable growth. The advent of new media like UMD and Blu-ray disc will provide many platforms to leverage SPE's digital content assets and strengthen linkages with other businesses in the Sony Group. The recently acquired MGM library for which SPE has sole distribution rights is also being rapidly digitized and will provide new opportunities for growth and profit.

Music: The positive effects of the Sony BMG joint venture will continue to be harnessed to strengthen the company's management. Sony BMG will aggressively pursue its digital distribution strategy and exploit new opportunities in packaged media from formats such as UMD and Blu-ray disc. Sony Music Entertainment Japan continues to show vigorous growth both in sales and profit.

Mobile Phones

Sony Ericsson Mobile Communications is working to develop unique products that will leverage the entertainment assets of the entire Sony Group. The Walkman Phone is a great example of the way forward.

Financial Services

Our Financial Services division continues to deliver strong and consistent results, maintaining profit margins which are among the highest in the Sony Group, thus contributing greatly to our overall financial performance. All three businesses - Sony Life, Sony Assurance, and Sony Bank - continue to be held in high regard by customers. The previously-disclosed IPO plan has been postponed until fiscal year 2007 or beyond.

Network Services, Retail

Sony Communication Network Corporation is targeting an IPO for this fiscal year to allow it to develop an independent strategy for growth and the realization of its corporate value.

In our retail businesses, we will explore strategic alternatives to maximize the value of the assets, including alliances with relevant partners.


Cautionary Statement

Statements made in this release with respect to Sony's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as "believe," "expect," "plans," "strategy," "prospects," "forecast," "estimate," "project," "anticipate," "may" or "might" and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management's assumptions and beliefs in light of the information currently available to it. Sony cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. You also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to (i) the global economic environment in which Sony operates, as well as the economic conditions in Sony's markets, particularly levels of consumer spending;
(ii) exchange rates, particularly between the yen and the U.S. dollar, the Euro and other currencies in which Sony makes significant sales or in which Sony's assets and liabilities are denominated; (iii) Sony's ability to continue to design and develop and win acceptance of its products and services, which are offered in highly competitive markets characterized by continual new product introductions, rapid development in technology and subjective and changing consumer preferences (particularly in the Electronics, Game and Pictures segments, and music business); (iv) Sony's ability to implement successfully personnel reduction and other business reorganization activities in its Electronics segment, and music business; (v) Sony's ability to implement successfully its network strategy for its Electronics, Pictures and Other segments, including the music business, and to develop and implement successful sales and distribution strategies in its Pictures segment and music business in light of the Internet and other technological developments;
(vi) Sony's continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to correctly prioritize investments (particularly in the Electronics segment); (vii) shifts in customer demand for financial services such as life insurance and Sony's ability to conduct successful Asset Liability Management in the Financial Services segment; and (viii) the success of Sony's joint ventures and alliances. Risks and uncertainties also include the impact of any future events with material unforeseen impacts.